

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 26, 2017

Akhil Johri
Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, Connecticut 06032

**Re: United Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 001-00812**

Dear Mr. Johri:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Liquidity and financial condition

Off-balance sheet arrangements and contractual obligations, page 24

1.   We note your disclosure that purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery, and termination liability. Please tell us how defined termination liability terms affect the determination of disclosed amounts. In addition, please tell us how you consider agreements with minimum quantities, minimum or variable price provisions, and/or approximate delivery terms.

Note 1: Summary of Significant Accounting Principles

Contract Accounting and Separately Priced Maintenance and Extended Warranty Aftermarket Contracts, page 41

2.   We note your response to our previous comment number 1 in your response letter dated April 20, 2016. However, it appears that you have not revised your current disclosure as you confirmed you would. Accordingly, we reissue our comment in its entirety. Please disclose the change in contract estimates that impacted operating profits <u>for each year presented</u> pursuant to ASC 250-10-50-4.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief
        Office of Transportation and Leisure